Exhibit 99.1

Brera Holdings Executes Perfect Set Hiring UCLA Volleyball MVP Dicey Perrine

Elite Outside Hitter and Business Leader to Spearhead Brera’s US Operations

DUBLIN, Ireland and MILAN, Italy, Mar. 11, 2024 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings,” “Brera” or the “Company”) (Nasdaq: BREA), a renowned name in the world of professional sports multi-club ownership (“MCO”) and investment, is excited to announce the appointment of Dicey Perrine as the Head of US Operations. This strategic move underscores Brera Holdings’ commitment to excellence and growth, particularly in the context of its involvement with women’s professional volleyball: in July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. (“UYBA”).

Dicey Perrine, a seasoned professional with an impressive track record in leadership, sales, and athletics, joins Brera Holdings at a pivotal moment. With her extensive experience in scaling, developing, and leading large teams across various industries, Ms. Perrine is poised to drive significant growth and success for Brera Holdings in the US market.

Brera Holdings has recently made headlines for its investment in women’s international professional volleyball, recognizing the sport’s growing popularity and potential. The Company’s commitment to supporting and promoting women’s volleyball aligns perfectly with Ms. Perrine’s background and passion for the sport.

Ms. Perrine was a member of the UCLA Women’s Volleyball team, where she was a starting player for all four years, Team Captain in 2009 and 2010, and won numerous awards including Most Valuable Player in 2010 and Best Newcomer in 2007.

Having been a standout player and coach in volleyball, Ms. Perrine’s insights and expertise will be invaluable as Brera Holdings continues to expand its footprint in the volleyball community and beyond. Her leadership qualities, honed through years of guiding diverse teams to success, will undoubtedly propel Brera Holdings to new heights.

“We are thrilled to have Dicey join our team as the Head of US Operations,” said Brera Holdings CEO, Pierre Galoppi. “Her blend of leadership skills, sports expertise, and business savvy makes her the ideal candidate to lead our expansion in the US. With Dicey at the helm, we are confident in our ability to achieve great success and make a lasting impact in the world of sports and beyond.”

For more information on Breara’s new Head of US Operations, Dicey Perrine, please visit www.breraholdings.com/leadership.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a non-professional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Non-professional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and Brera FC hosted the 2023 finals at Milan’s legendary San Siro Stadium. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which will become Brera Ilch FC when the football season resumes in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer, Brera Holdings PLC
Email: pierre@breraholdings.com